Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated March 10, 2006, relating to the consolidated financial statements and financial statement schedule of Harrah’s Entertainment, Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph relating to Harrah’s Entertainment, Inc.’s change in 2005 in its presentation of its consolidated statements of cash flows to separately disclose cash flows from operating, investing, and financing activities of discontinued operations and to present the proceeds from the sale of discontinued operations as an investing activity of continuing operations) and management’s report on the effectiveness of internal control over financial reporting appearing in the Annual Report on Form 10-K of Harrah’s Entertainment, Inc. for the year ended December 31, 2005.

/s/ Deloitte & Touche LLP

Las Vegas, Nevada
April 25, 2006